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Minority-owned
The Spaghetti Shack

Food

6340 S Rural Road
Tempe, AZ 85283
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
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THE PITCH
The Spaghetti Shack is seeking investment to scale efficient growth and share our success with the greater Tempe community.
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OUR MISSION

The Spaghetti Shack makes it our mission to provide quality, affordable food as quickly as possible, so that you can spend less time cooking and spend more time with your loved ones. We are currently serving Tempe and Pinetop-Lakeside, Arizona, and we hope to come to your neighborhood soon!

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WHO WE ARE

The Spaghetti Shack was started by five lifelong friends in 2021, with the goal of starting a restaurant brand that is community focused, and community driven. While our concept and our goals have changed over the years, our commitment to being active/engaged members of our community is unwavering. We believe that by supporting those doing good work in our community we can build lasting relationships with other customers, showing we're committed to serving the areas our restaurants are located in.

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THE TEAM
Joey Palomarez
Managing Partner

Joey Palomarez is an entrepreneur, restaurateur, community builder and currently serves as the Managing Partner of The Spaghetti Shack. Being a second generation restaurateur, Joey grew up working in his parents' restaurants where he learned the industry and his philosophy on food (community and people first!). With professional experience in both collegiate sports and mortgage sales, Joey turned back to the restaurant industry with his new philosophy and mission.

The new mission: to provide quality food, affordably and quickly, so that his customers can spend less time cooking and doing dishes, and more time with their families or loved ones.

Joey graduated from Arizona State with a degree in Organizational Leadership. Joey oversees the day-to-day operations of the business, with a particular focus on marketing, vision setting, and growing The Spaghetti Shack into a strong brand positioned for long-term success and future franchising

Bryce Dobbs

Partner - Reporting & Technology

Bryce Dobbs is a first time entrepreneur, an industrial software consultant, and a loving husband above all else. He is a part owner of The Spaghetti Shack and helps manage the company website, online accounts, and sales data. Bryce's first experience in the restaurant industry was in college as a pizza delivery driver where he quickly came to appreciate and enjoy the fast paced industry. After receiving his bachelor's degree in Mechanical Engineering from Rose-Hulman Institute of Technology, Bryce started a career that has given him experience in a broad range of manufacturing industries including automotive, structural steel, agricultural, and food and beverage.

Bryce's mission within The Spaghetti Shack is to provide the business with the information it needs to make data driven decisions so that the company can better achieve its goal of providing their customers with quality food at an affordable price in a quick and friendly manner.

Porfy Peganyee
Partner - Human Resources

Gabriel (Porfy) Peganyee is a part owner of The Spaghetti Shack. Porfy graduated from Arizona State University with a Bachelor of Science in Exercise and Wellness. Porfy oversees many tasks concerning employee-employer relations. He is responsible for hiring new employees, as well as getting them onboarded and implementing the company's training protocols for these new hires. He also manages employee wages and runs payroll for all restaurants weekly. He also occasionally works in the restaurant, assuming the same responsibilities of a team member helping the staff. Porfy's experience as an elementary school educator helps him in developing positive relationships with employees and his experience in the restaurant allows him to have a great understanding of the day-to-day operations of the business.

Trainor Linne
Partner - Finances

Trainor Linne is a founder and Partner of The Spaghetti Shack. Trainor is detail oriented and dedicated to fulfilling The Spaghetti Shack's mission of providing affordable, high quality food to it's customers quickly. Trainor takes pride in serving The Spaghetti Shack's community and aims to see The Spaghetti Shack's community grow.

Trainor graduated from Texas A&M University with a degree in Ocean Engineering and currently works for an engineering firm in the Houston, Texas area. He oversees The Spaghetti Shack's bookkeeping and finances on a day to day basis as well helping to assist and guide The Spaghetti Shack on it's path to being a household name.

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THE SPAGHETTI SHACK COMMUNITY IMPACT
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Watch to learn more about who we are and how we are involved in our local community!

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WHERE WE ARE TODAY

The Spaghetti Shack is now a multi-unit operation, with 3 locations (two in Tempe and one in Pinetop, AZ). We haven taken what we've learned over the last few years and applied it into our next marketing campaign. We've built a brand new menu, featuring a build your own pasta bowl concept. We believe our new menu will help us reach a wider audience, and help us connect better with our new younger clientele at the ASU location!

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FEBRUARY 2021
Incorporated
JANUARY 2022
Opened

Opened our first location in Tempe, Arizona

AUGUST 2022
Opened

First Ghost Kitchen Model in Queen Creek, AZ

FEBRUARY 2023
Opened

Opened our first location in Pinetop

APRIL 2023
Opened

Opened our second location in Tempe, AZ near ASU

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Order Online
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CHECK OUT OUR ADVERTISEMENT FOR OUR NEW MENU!
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INTENDED USE OF FUNDS

In order to open our Tempe - ASU location, we took out some loans that are causing strain on our cash flow and business operations. We are looking to refinance those loans with investment from our community, and to give ourselves runway to achieve profitablity at all three locations by the end of 2024.

$75,000 - Refinancing Current Debt
$49,000 - Runway to Achieve Profitability
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Pay off existing debt $75,000
Operating capital $18,250
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $745,500 | $856,600 | $931,260 | $1,005,761 | $1,076,164 |
| Cost of Goods Sold | $185,165 | $213,310 | $238,267 | $264,477 | $290,924 |
| Gross Profit | $560,335 | $643,290 | $692,993 | $741,284 | $785,240 |

EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| Rent | $37,440 | $39,312 | $41,278 | $43,441 | $45,509 |
| Utilities | $18,439 | $18,992 | $19,562 | $20,149 | $20,753 |
| Salaries | $300,500 | $309,515 | $318,800 | $328,365 | $338,215 |
| Insurance | $8,297 | $8,546 | $8,802 | $9,066 | $9,338 |
| Legal & Professional Fees | $1,360 | $1,400 | $1,443 | $1,486 | $1,530 |
| Advertising | $6,417 | $6,610 | $6,808 | $7,013 | $7,223 |
| Supplies | $10,476 | $10,790 | $11,114 | $11,447 | $11,791 |
| Other | $4,099 | $4,222 | $4,349 | $4,479 | $4,614 |
| Operating Profit | $173,307 | $243,903 | $280,837 | $315,838 | $346,267 |

This information is provided by The Spaghetti Shack. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement

2022 Balance Sheet
2022 Income Statement
Investment Round Status

$100,000

TARGET

$124,000

MAXIMUM

This investment round closes on December 15th, 2023. 0 people have invested so far.

Summary of Terms
Legal Business Name Spaghetti Shack Tempe LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 2.1%-2.6%
Minimum Investment Amount $500
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Historical milestones

The Spaghetti Shack Tempe LLC has been operating since January, 2022 and has since achieved the following milestones:

Opened location in Tempe, Arizona

Achieved revenue of $260,000 in 2022.

Opened a second location in Tempe, Arizona

Acquired The Spaghetti Shack location in Pinetop-Lakeside, AZ in October, 2023.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

The Spaghetti Shack Tempe LLC forecasts the following milestones:

Achieve over $1,000,000 revenue per year by 2028.

Other outstanding debt or equity

As of October 13, 2023, The Spaghetti Shack Tempe LLC has a debt of $68,203 currently outstanding and a cash balance of $9,558. This debt is sourced primarily from Headway Capital and will be senior to any investment raised on Mainvest. In addition to the The Spaghetti Shack Tempe LLC's outstanding debt and the debt raised on Mainvest, The Spaghetti Shack Tempe LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Spaghetti Shack Tempe LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Spaghetti Shack Tempe LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Spaghetti Shack Tempe LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Spaghetti Shack Tempe LLC's core business or the inability to compete successfully against the with other competitors could negatively affect The Spaghetti Shack Tempe LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Spaghetti Shack Tempe LLC's management or vote on and/or influence any managerial decisions regarding The Spaghetti Shack Tempe LLC. Furthermore, if the founders or other key personnel of The Spaghetti Shack Tempe LLC were to leave The Spaghetti Shack Tempe LLC or become unable to work, The Spaghetti Shack Tempe LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Spaghetti Shack Tempe LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Spaghetti Shack Tempe LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Spaghetti Shack Tempe LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Spaghetti Shack Tempe LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Spaghetti Shack Tempe LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Spaghetti Shack Tempe LLC's financial performance or ability to continue to operate. In the event The Spaghetti Shack Tempe LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Spaghetti Shack Tempe LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Spaghetti Shack Tempe LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Spaghetti Shack Tempe LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Spaghetti Shack Tempe LLC will carry some insurance, The Spaghetti Shack Tempe LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Spaghetti Shack Tempe LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Spaghetti Shack Tempe LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Spaghetti Shack Tempe LLC's management will coincide: you both want The Spaghetti Shack Tempe LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Spaghetti Shack Tempe LLC to act conservative to make sure they are best equipped to repay the Note obligations, while The Spaghetti Shack Tempe LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Spaghetti Shack Tempe LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Spaghetti Shack Tempe LLC or management), which is responsible for monitoring The Spaghetti Shack Tempe LLC's compliance with the law. The Spaghetti Shack Tempe LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Spaghetti Shack Tempe LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Spaghetti Shack Tempe LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Spaghetti Shack Tempe LLC, and the revenue of The Spaghetti Shack Tempe LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Spaghetti Shack Tempe LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Spaghetti Shack. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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